Goldman Sachs & Co. LLC,

200 West Street,

New York, New York 10282

J. P. Morgan Securities LLC,

383 Madison Avenue,

New York, New York 10179

BofA Securities, Inc.,

One Bryant Park,

New York, New York  10036

Barclays Capital Inc.,

745 Seventh Avenue,

New York, New York  10019

July 21, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Jamf Holding Corp.

Registration Statement on Form S-1

Registration File No. 333-239535

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Jamf Holding Corp. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Eastern Daylight Time, on July 21, 2020 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that approximately 5,171 copies of the Preliminary Prospectus, dated July 14, 2020 and included in the above-referenced Registration Statement, as amended, were distributed during the period from July 14, 2020 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

Very truly yours,

GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC BOFA SECURITIES, INC. BARCLAYS CAPITAL INC.

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly
	Name:	William Connolly
	Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Paul J. Mulé
	Name:	Paul J. Mulé
	Title:	Executive Director

By:	BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Authorized Signatory

By:	BARCLAYS CAPITAL INC.

By:	/s/ Kristin DeClark
	Name:	Kristin DeClark
	Title:	Managing Director